BARR ROSENBERG VARIABLE INSURANCE TRUST
BARR ROSENBERG VIT MARKET NEUTRAL FUND
(A SERIES OF BARR ROSENBERG VARIABLE INSURANCE
TRUST (THE "VIT"))

The attached information describes an agreement and plan of reorganization (the "Agreement") by which substantially all the assets of the Barr
Rosenberg VIT Market Neutral Fund (the "VIT Fund") were sold to the AXA Rosenberg Value Market Neutral
Fund (the "Value Fund" and, together with the VIT
Fund, the "Funds"), a series of Barr Rosenberg Series
Trust (the "Series Trust"). AXA Rosenberg Group LLC, the sole shareholder of the VIT Fund, approved the Agreement. Accordingly, no shareholder proxies were solicited with respect to the transactions contemplated by the Agreement.

The VIT Board unanimously approved the merger.

The sole shareholder of the VIT Fund gave written consent to the Agreement and the transactions contemplated.

The Trustees of the VIT approved the Merger. In reaching their decision, the VIT Board considered that, since its inception approximately two years ago, the Acquired Fund had attracted no outside investments, and as a result, all of its outstanding voting securities were currently owned by the Sole Shareholder. Furthermore, because the Adviser had agreed to waive its management fee and bear certain expenses, it continually incurred expenses in connection with the Acquired Fund, averaging approximately
$97,000 per annum. Because the VIT Fund had no shareholders other than the Sole Shareholder, the Adviser's subsidy of the Acquired Fund presented a constant drain on the Adviser's resources with no real benefit to the Sole Shareholder.

The Acquiring Fund took a "carry over" basis in the securities acquired from the Acquired Fund, and the Sole Shareholder took a basis in its Acquiring
Fund's shares equal to the basis it had in its Acquired
Fund's shares prior to the Merger.